

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

<u>Via E-Mail</u>
Mr. William Tsumpes
Chief Executive Officer and Chief Financial Officer
T3 Motion, Inc.
2990 Airway Avenue, Building A
Costa Mesa, California 92626

      Re: **T3 Motion, Inc.**
                 Form 10-K for the year ended December 31, 2012
                 Filed April 16, 2013
                 Form 10-Q for the quarter ended June 30, 2013
                 Filed August 14, 2013
                 File No. 001-35133

Dear Mr. Tsumpes:

We issued comments to you on the above captioned filings on September 13, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 13, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have any questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief